Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended
(dollars in millions)	2008	2009	2010	2011	2012	September 30, 2013
Earnings available for fixed charges:
Income (loss) before income taxes and earnings from unconsolidated affiliates	$2,982	$2,328	$2,180	$(4,919)	$(6,991)	$220
Adjustments:
Fixed charges	1,172	1,562	1,395	1,487	1,474	1,555
Amortization of capitalized interest	14	24	27	31	34	26
Capitalized interest	(86)	(56)	(35)	(24)	(9)	(3)
Earnings from Non-Controlling Interests	(6)	(6)	(3)	—	—	—

Earnings available for fixed charges	$4,076	$3,852	$3,564	$(3,425)	$(5,492)	$1,798

Fixed charges:
Interest expense including capitalized interest	$489	$796	$591	$694	$686	$899
Portion of rent expense representative of interest (1)	683	766	804	793	788	656

Fixed charges	$1,172	$1,562	$1,395	$1,487	$1,474	$1,555

Ratio of earnings to fixed charges (2)	3.48	2.47	2.55	—	—	1.16

(1)	The portion of operating rental expense that management believes is representative of interest is estimated to be 33%.

(2)	Due primarily to T-Mobile’s non-cash impairment charges in the years ended December 31, 2012 and 2011, the ratio coverage was less than 1:1 in each of these periods. The Company would have needed to generate additional earnings of $7.0 billion and $4.9 billion in the year ended December 31, 2012 and 2011, respectively, to achieve a coverage of 1:1 in each of these periods.